SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 2 to
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HAMPTON ROADS BANKSHARES, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

8.75% Noncumulative Perpetual Preferred Stock, Series A (CUSIP No. 409321205) (“Series A Preferred”)
12.00% Noncumulative Perpetual Preferred Stock, Series B (CUSIP No. 409321304) (“Series B Preferred”)
(Title of Class of Securities)

999 Waterside Dr., Suite 200
Norfolk, Virginia  23510
(757) 217-1000
Attn: John A.B. Davies, Jr.
President and Chief Executive Officer

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
John A.B. Davies, Jr.                                                                                                                                                                    William A. Old, Jr.
President and Chief Executive Officer                                                                                                                                                        Williams Mullen
      999 Waterside Drive, Suite 200                                                                                                                                               999 Waterside Drive, Suite 1700
         Norfolk, Virginia 23510                                                                                                                                                                         Norfolk, Virginia 23510
    (757) 217-1000                                                                                                                                                                                      (757) 622-3366
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,850,000	$4,267.31
[Missing Graphic Reference]

*       Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934.  The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offers.

**	The amount of the filing fee, in accordance with Rule 0-11(b), as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,267.31	Form or Registration No.: Schedule TO
Filing Party: Hampton Roads Bankshares, Inc.	Date Filed: August 30, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

This Amendment No. 2 (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed with the Securities and Exchange Commission on August 30, 2010, and amended on September 10, 2010, relating to an offer (the “Exchange Offers”) by Hampton Roads Bankshares, Inc., a corporation organized under the laws of the Commonwealth of Virginia (“Company”), to exchange, each properly tendered and accepted share of Series A preferred stock for 375 newly issued shares of our common stock (the “Common Stock”) and each properly tendered and accepted share of Series B preferred stock for 375 newly issued shares of our Common Stock.  This Final Amendment is being filed to report the results of the Exchange Offers.  The Exchange Offers were made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933.

The Exchange Offers expired on September 28, 2010 at 11:30 a.m. Eastern Standard time.  Based on the final count, the results of the Exchange Offer are as follows.

Title of Security	Per Share Preferred Liquidation Preference/ Amount	Price Per Common Share	Exchange Factor	Per Security Exchange Ratio (Number of Shares of Common Stock to be Received for Each Preferred Security)	Total Number of Preferred Shares Tendered	Approximate Number of Shares of Common Stock Issued in the Aggregate
8.75% Non-cumulative Perpetual Preferred Stock, Series A	$1,000	$.40	.15%	375	21,066	7,899,750
12.00% Non-cumulative Perpetual Preferred Stock, Series B	$1,000	$.40	.15%	375	37,350	14,006,250
Total						21,906,000

The shares of Series A and B preferred stock listed in the table above were validly tendered and not withdrawn prior to the expiration of the Exchange Offers, and all such shares were accepted for exchange by the Company in accordance with the terms of the Exchange Offers.

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hampton Roads Bankshares, Inc.

Date: October 1, 2010	By:	/s/Douglas J. Glenn
Douglas J. Glenn
Executive Vice President, General
Counsel and Chief Operating Officer